QMI SEISMIC INC.

Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2010

(Unaudited - Prepared by management)

Expressed in Canadian dollars

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim consolidated financial statements for the three and nine months ended September 30, 2010.

QMI SEISMIC INC.

Consolidated Balance Sheets

(Unaudited - Expressed in Canadian Dollars)

	September 30	December 31
	2010	2009
	(unaudited)
Assets

Current assets
Cash	23,844	1
Accounts receivable	3,937	–
Inventory (Note 5)	120,312	–
Prepaid expense	2,897	–
Amount due from related party (Note 10a)	124,973	–
HST receivables	9,161	–
	285,124	1
Properties, plant, and equipment (Note 6)	173,133	–
Investment in GWS	5,731	–
Intangible assets (Note 7)	2,349,888	–
Goodwill (Note 3)	73,920	–
Total Assets	2,887,796	1

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	61,145	4,000
Customer deposits	47,381	–
Amount due to related party (Note 10b)	200,000	–
	308,526	4,000
Long term loan (Note 8)	200,000	–
Amount due to related parties (Note 10c)	1,376,399	–
	1,884,925	4,000
Shareholders' equity
Share capital (Note 4b)	1,170,001	1
Subscription received (4e)	46,200	–
Deficit	(213,330)	(4,000)
	1,002,871	(3,999)
Total Liabilities and Shareholders' equity	2,887,796	1

Nature and continuance of operation (Note 1)

See accompanying notes to financial statements

Approved on behalf of the Board of Directors

"Navchand Jagpal"

"Lucky Janda "

Director

Director

QMI SEISMIC INC.

Consolidated Statement of Operations and Comprehensive Income

(Expressed in Canadian Dollars)

(Unaudited)

	September 30		September 30
	2010	2009	2010	2009

Revenue	4,909	–	4,909	–
Cost of goods sold	19,455	–	19,455	–
Gross profit (loss)	(14,546)	–	(14,546)	–

Operating expenses
Advertisement	$ 2,774	$ --	$ 2,774	$ --
Consulting	47,352	–	51,802	–
Interest and bank charges	1,821	–	2,044	–
Insurance	8,525	–	8,525	–
Office and administration	21,050	–	21,600	–
Occupancy expenses	11,470	–	15,470	–
Professional fees	17,844	–	20,205	–
Research and development	7,109	–	7,109	–
Salaries and wages	33,630	–	33,630	–
Trust and filing fees	3,428	–	30,126	–
Loss before the following:	(169,549)	–	(207,831)	–
Foreign exchange loss	(1,499)	–	(1,499)	–
Income and comprehensive income for the period	$ (171,048)	$ --	$ (209,330)	$ --
Loss per share, basic & diluted	$ (0.01)	$ --	$ (0.01)	$ --
Weighted average number of common shares outstanding	26,279,547	–	23,090,636	–

QMI SEISMIC INC.

Consolidated Statement of Shareholders' Equity

Expressed in Canadian Dollars except for number of shares

(Unaudited)

	Number of				Accumulated		Total
	Outstanding	Share	Subscription	Contributed	Comprehensive		Shareholders'
	Shares	Capital	received	Surplus	Income	Deficit	Equity
		$	$	$	$	$	$
Incorporation on October 16, 2009	1	1	-	-	-	-	1
Loss for the period from October 16, 2009 to December 31, 2009	–	–	–	–	–	(4,000)	(4,000)
Other comprehensive income (loss)	–	–	–	–	–	–	(4,000)
Balance, December 31, 2009	1	1	-	-	-	(4,000)	(3,999)
Share cancellation	(1)	(1)	–	–	–	–	(1)
Share issuance - plan of arrangement (Note 10d)	17,583,372	1	-	-	-	-	1
Share issuance - May 2010 private placement (Note 4d)	2,000,000	100,000	-	-	-	-	100,000
Share issuance - July 2010 private placement (Note 4d)	1,000,000	50,000	-	-	-	-	50,000
Share issuance - acquisition of business (Note3)	20,400,001	1,020,000	-	-	-	-	1,020,000
Subscription received - August private placement (Note 4e)	–	–	46,200	–	–	–	46,200
Loss for the period	–	–	–	–	–	(209,330)	(209,330)
Other comprehensive income (loss)	–	–	–	–	–	–	–
Balance, September 30, 2010	40,983,373	1,170,001	46,200	-	-	(213,330)	1,002,871

QMI SEISMIC INC.

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Cash provided by (used for)
Operating activities
Loss for the period	(171,048)	–	(209,330)	–
Changes in non-cash working capital
Accounts receivable	(3,937)	–	(3,937)	–
HST receivable	(5,323)	–	(7,314)	–
Inventory	(28,016)	–	(28,016)	–
Prepaid expenses	(2,000)	–	(2,897)	–
Accounts payable and accrued liabilities	42,010	–	46,154	–
Cash used for operating activities	(168,314)	–	(205,340)	–

Investing activities
Purchase of properties, plant, and equipment	(687)	–	(687)	–
Investment in GWS	(5,731)	–	(5,731)	–
Acquisition of business (Note 3)	(20,000)	–	(20,000)	–
Cash generated from investing activities	(26,418)	–	(26,418)	–

Financing activities
Capital stock issuance	50,000	–	149,999	–
Subscription received (Note 4e)	46,200	–	46,200	–
Amount due from related parties	(99,973)	–	(99,973)	–
Amount due to related parties	159,375	–	159,375	–
Cash generated from investing activities	155,602	–	255,601	–

Increase (decrease) in cash	(39,130)	–	23,843	–
Cash, beginning of period	62,974	–	1	–
Cash, end of the period	23,844	–	23,844	–

Supplementary information:
Cash paid for interest expense	1,821	–	2,044	–
Non-cash transactions:
1) Issuance of 17,583,372 shares for the acquisition of license in $1

2) Issuance of 20,400,001 common shares at fair value of $1,020,000 for the acquisition of QMI Technology (Note 3)

QMI SEISMIC INC. Notes to the Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

1.

NATURE, CONTINUANCE OF OPERATIONS, AND BASIC OF PRESENTATION

QMI Seismic Inc. (the “Company”) was incorporated under the Business Corporation Act (British Columbia) on October 16, 2009 in British Columbia of Canada. Pursuant to the Plan of Arrangement between the Company and its former parent company, Arris Resources Inc. (“Arris”), (which has changed its name to RTN Stealth Software Inc. (“RTN”) on December 21, 2009) dated November 2, 2009, the Company has acquired an exclusive distribution agreement from RTN to distribute three types of products: Seismic Sensor 2700, RF Quake, and Watch Dog (the “License”) from RTN as part of the Plan of Arrangement.  As consideration for the acquisition of the License, the Company issued 17,583,372 common shares to RTN (Note 9b), which were distributed to the shareholders of RTN pro-rata based on their relative shareholdings of RTN.

On July 31, 2010, the Company acquired 100% interest of QMI Technologies Inc. (“Qtech”) from QMI Manufacturing Inc., an un-related entity.  Qtech is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations that signal controls to shut off gas valves, water valves, and power input. After the acquisition of Qtech, the Company is in the business of development, manufacturing, and distribution of electronic safety systems.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  The Company is in an early stage that has limited amount of income. Thus, the Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company was able to raise equity or debt financing to support its operations in the past but there is no assurance that the Company will be able to do so in the future because of the uncertainty of the current economy and capital market.  These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in business.

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP for interim financial statements, and have included the accounts of the Company and its wholly owned subsidiary Qtech. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's audited annual financial statements for the most recent year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

All material intercompany balances and transactions between the Company and Qtech have been eliminated

Operating results for the three and nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010 or for any other periods.

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

2.

CHANGE IN ACCOUNTING POLICIES

a.

New accounting policies adopted

Business combinations, Section 1582; consolidated financial statements, section 1601; non-controlling interests, section 1602

Section 1582 replaces the former Business Combinations, Section 1581, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”.

Section 1601, together with new Section 1602, replace the former Consolidated Financial Statements, Section 1600, establish standards for the preparation of consolidated financial statements.

Section 1582, 1601, 1602 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted. If an entity elects to early adopt section 1582, the entity is also required to early adopt Section 1602 and 1603.

The Company elected to early adopt sections 1582, 1601, and 1602, commencing January 1, 2010, the beginning of this fiscal year.

b.

Future accounting changes

International financial reporting standards

The Canadian Accounting Standards Board (“AcSB”) in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period.

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.  The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS on its financial statements.  The Company is currently in the process of executing an IFRS conversion plan.

3. BUSINESS ACQUISITION

Effective July 31, 2010, the Company acquired 100% interest of Qtech from an un-related entity, QMI Manufacturing Inc. (“Qmanu). Under the terms of the acquisition of Qtech (the “Acquisition), the Company acquired all of the issued and outstanding common shares of Qtech in exchange for 20,400,001 common shares in the equity of the Company.  Qtech has become the wholly owned subsidiary of the Company and the results of Qtech’s operations during the period from August 1 to September 30, 2010 have been included in the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2010.

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

3.

BUSINESS ACQUISITION (Continued)

The Acquisition has been accounted for as a purchase of a business with the Company identified as the acquirer. The fair value of the Acquisition (“Purchase Price”) is $1,040,001, which is the fair value of the 20,400,001 Company’s common shares issued at the date of acquisition plus $20,000 payment of rent on behalf of Qtech. The Purchase Price is allocated to the assets acquired and liabilities assumed based on the estimated fair values on July 31, 2010 as follows:

Assets acquired:
Inventory	$92,296
Due from QMI Manufacturing Inc. (Former parent of Qtech)	25,000
Other receivables	1,848
Properties, plant, and equipment	172,446
Patent	1,300,000
Goodwill	73,920
Other intangible assets	1,049888
2,715,398
Liabilities assumed:
Accounts payable and accrued liabilities	10,992
Customer deposit	47,381
Loan due to an un-related party	200,000
Loan due to related parties	1,377,024
Due to QMI Seismic Inc.	40,000
Net assets acquired	$1,040,001
Fair value of consideration paid:
Share payment of 20,400,001 common share of the Company	$1,020,000
Distribution license acquired in January absorbed (Note 9a)	1
Payment of rent for Qtech	20,000
Total	$1,040,001

The above purchase price allocation is preliminary and the Company is continuing to evaluate the assets acquired and liabilities assumed. There may be adjustments to the preliminary estimate of purchase date fair value as the Company completes the valuation process. The Company will finalize the purchase price allocation in the year ending December 31, 2010.

4.

CAPITAL STOCK

a.

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b.

Issued and Outstanding:

	Number of Shares	Amount
Common share issued on incorporation	1	$1
December 31, 2009	1	1
Common share cancellation	(1)	(1)
Common share issued for the acquisition of the License (Note 9b)	17,583,372	1
Private placement, May 2010 (Note 4d)	2,000,000	100,000
Private placement, July 2010 (Note 4d)	1,000,000	50,000
Shares issuance for the Acquisition (Note 3)	20, 400,001	1,020,000
September 30, 2010	40,983,373	1,170,001

c.

Stock Options:

In pursuant to resolutions for a special meeting together with RTN (the former parent company) on December 8, 2009, the Company received shareholders’ approval to adopt an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may, from time to time, in accordance with CNSX requirements, grant to directors, officers, employees, management companies and consultants to the Company, non-transferable options to purchase common shares.  Included in the Option Plan are provisions that provide that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company.  At the discretion of the Board of Directors of the Company, options granted under the Option Plan can have a maximum exercise term of 5 years from the date of grant.  Vesting terms will be determined at the time of grant by the Board of Directors.  There were no options granted or outstanding as at September 30, 2010.

d.

Share Purchase Warrants:

On April 5, 2010 the Company completed a private placement for issuing a total of 2,000,000 security units (“UnitA”) at a price of $0.05 per UnitA.  Each UnitA consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07 per share.

On July 7, 2010 the Company completed a private placement for issuing a total of 1,000,000 security units (“UnitB”) at a price of $0.05 per UnitB.  Each UnitB consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07 per share.

The Company is a new public company that does not have sufficient price history of its common shares that is required to estimate the fair values of the share purchase warrants issued.  It is management’s opinion that the fair value of the share purchase warrants is not readily available. As a result, the Company recorded all of the proceeds from the above mentioned two private placements, totalling $150,000, to its share capital and $nil to contributed surplus to account for the issuance of share purchase warrants.

As at September 30, 2010, the Company had 3,000,000 common share purchase warrants outstanding, with an average exercise price of $0.07/share, and an average remaining life of 1.42 years with following details:

Number of warrants outstanding	Remaining life, September 30, 2010	Exercise price
2,000,000	1.25 years	$0.07
1,000,000	1.75 years	$0.07

e.

Subscription received

On August 24, 2010, the Company announced its intention to raise up to $500,000 in a private placement of up to 2,500,000 common share at a price of $0.2 per common share. As at September 30, 2010, the Company has received $46,200 subscription of common shares.

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

5.

INVENTORY

Inventories consist of Raw material, work-in-progress, and finished goods manufactured from raw material.  Raw material, work-in-progress and finished goods are stated at the lower of cost and net realizable value.

The cost of raw material include the purchase price of the material plus related freight expense to bring the material to the Company using the method of average costing.

The cost of work-in-progress and finished goods include the cost of raw material plus direct labour and applicable overhead  using the method of average costing.

The Company has the following inventories as at the period ended September 30, 2010:

Raw material	$ 110,983
Finished goods	9,329
Total	$ 120,312

During the period ended September 30, 2010, the Company wrote down $ nil of obsolete inventories (2009 - $nil) and expensed $2,994 inventories which has been included in cost of goods sold (2009 - $nil).

6.

PROPERTIES, PLANT, AND EQUIPMENT

As at September 30, 2010 the Company had the following properties, plant, and equipment:

	September 30, 2010			December 31, 2009
	Cost ($)	Accumulated amortization ($)	Net ($)	Net ($)
Production machinery & equipment	158,530	9,101	149,429	-
Office furniture & equipment	24,322	618	23,704	-
	182,852	9,719	173,133	-

7.

INTANGIBLE ASSETS

As at September 30, 2010 the Company had the following intangible assets which had been acquired through the Acquisition (Note 3):

Patents	$ 1,300,000
Customer contracts	849,175
Certification	119,110
Proprietary software	7,500
Trademarks	7,251
Technical drawings	7,500
Trade secrets	50,000
Website	9,352
Total	$2,349,888

8.

LONG TERM LOAN

As at September 30, 2010 the Company owed an un-related entity $200,000. This loan is un-secured, non-interest bearing, and the loan has no fixed term of repayment.

9.

CORPORATE RESTURCTURING

a.

Distribution Agreement

In October 2009, RTN, the former parent of the Company, entered into a distribution agreement (the “License”) with Qmanu to distribute its seismic sensors in India. The License allows RTN to distribute three types of products: Seismic Sensor 2700, RF Quake and Watch Dog in India.  Initial sales projections are 1,000 each of three products in year one, 2,000 each of three products in year two and 3,000 each of three products in year three, with 100% mark-up on the FOB wholesale price.  Subsequent to the Acquisition, the Company absorbed this License as the Company has substantially owned all the rights of the seismic sensors manufactured through its wholly owned subsidiary Qtech.

b.

Plan of Arrangement

On November 2, 2009 the Company entered into the Plan of Arrangement (the “Arrangement Agreement”) with RTN to proceed with a corporate restructuring by the way of statutory plan whereby the Company would spin-out from the former parent and become a reporting issuer and acquiring an asset from RTN. Under the Arrangement Agreement, RTN would transfer its interest in the License in exchange for 17,583,372 common shares of the Company (Note 10d).  On the effective date of the Arrangement Agreement (January 5, 2010), each shareholder of RTN of record, as of the close of business on November 5, 2009, received their pro-rata share of the 17,583,372 common shares of the Company issued for the acquisition of the License.

10.

RELATED PARTY TRANSACTIONS

a) Amount due from related party: As at September 30, 2010 the Company had a $124,973 balance due from Qmanu (2009-$nil), the former parent of the acquired subsidiary Qtech. Qmanu is related to the Company by a common director, Mr. Raymond Wood. The receivable is un-secured, non-interest bearing, and this receivable have no fixed payment term.

b) Amount due to related party (current):  As at September 30, 2010 the Company had a $200,000 balance due to Grand Peak Capital Corp. (2009 - $ nil), which is related to the Company by one common director.  This payable is un-secured and non-interest bearing and has been fully repaid subsequently in October, 2010.

c) Amount due to related party (non-current): As at September 30, 2010 the Company owed Mr. Raymond Wood, a director of the Company, an amount $1,376,399 (2009 - $nil). This balance was mainly a result of the Acquisition where the Company assumed Qtech’s $1,377,024 payable to Mr. Raymond Wood.  This payable is un-secured, non-interest bearing and has no fixed payment term

d) The Arrangement agreement envisioned the transfer of the License from RTN to the Company, and the immediate distribution of a controlling interest in the common shares of the Company to the shareholders of RTN (Note 9b). The shareholders of RTN at the time of the transfer continued to collectively own the License.  Consequently, there was no substantive change in the beneficial ownership of the License at the time that the License was vended to the Company. As such the transfer of the License was recorded, in accordance with the Canadian generally accepted accounting principles, at the carrying values of the License in the accounts of RTN ($1).

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

11.

SUBSEQUENT EVENT

a) In August, 2010 the Company announced its intention to raise up to $500,000 by issuance of 2,500,000 common shares of the Company (Note 4e). Due to the over subscription, the Company closed the private placement on November 26, 2010 and issued 3,025,000 common shares of the Company at $0.2 per common share for gross proceeds totaling $605,000.  All securities issued are subject to a holding period that expires four months and a day from the closing date. The Company will pay finder’s fee to arm’s length parties totaling $60,500 (10% of the gross proceeds of the private placement). The company will use the proceeds for general working capital.

b) On November 18, 2010, the Company entered into a consulting agreement with Cronos Management Consultants Inc. (“Cronos”). The Company agreed to engage Cronos for one year to manage public company corporate affairs and assist in attracting investment and finding strategic financial partners. The Company has agreed to grant Cronos incentive stock options (the “Option”) for the purchase of 2,100,000 common share of the Company at $0.2/share. The Options will expire five years from November 19, 2010, the grant date.

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company’s financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing theses financial statements may be different from principles, practices and methods accepted in the United States (“US GAAP”). The Company has considered the impacts of the differences between Canadian and US GAAP and concluded that there are no material impacts of the differences between Canadian and US GAAP on the balance sheet, statement of operations and comprehensive loss, statement of shareholders’ equity and cash flows for the period ended September 30, 2010.

The differences between Canadian and US GAAP that may have impacts to the Company’s financial statements are as follows:

a)

Business combination

The Company has early adopted CICA handbook section 1852 (“CICA HB 1852”), business combination in fiscal 2010 to account for the acquisition of Qtech (Note 3).
The guidances from CICA HB 1852 are mostly converged to the guidance from US GAAP (FAS 141R, Business Combination), where :

●

A business is defined as an integrated set of business activities and assets that is capable of being conducted and managed for the purpose of providing return.

●

Acquisition-related costs including advisory, legal, accounting, valuation, and other professional fees, excluding the cost for issuing shares or debt which are part of a business combination, are expensed as incurred

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

a)

Business combination (Continued)

●

ASC 805, “Business Combinations”, establishes the acquisition date as the date that the acquirer achieves control.  ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date.

The Company has determined that there is no material difference between US GAAP and Canadian GAAP with respect to the business combination of Qtech occurred during the current quarter.

b)

Intangible assets

All of the Company’s intangible assets have been acquired through the acquisition of QTech during current quarter and have been recorded at their fair values (Note 3). Amortization of such assets, other than those with indefinite lives, needed to be included in accordance with US GAAP. The Company is still finalizing the purchase price allocation among its tangible assets, intangible assets, and goodwill and the estimation of the useful lives of the intangible assets acquired. The Company has decided not to take amortization for the intangible assets in current quarter under both US and Canadian GAAP. The Company will start to record it’s amortization of the intangible assets once those estimation and allocation are finalized which is expected to be completed in fiscal 2010. The amortization of intangible assets will be taken with the straight line method.  There are no significant differences with respect to the recognition, measurement and presentation with respect to intangible assets between Canadian and US GAAP for the period ended September 30, 2010.

c)

Recent Adopted Accounting Pronouncements

In June 2009, FASB issued ASC 810-10-05, “Consolidation – Variable Interest Entities” which is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB ASC 810-10-05, “Consolidation - Variable Interest Entities”, related to the changes to the special-purpose entity proposal in FASB ASC 860, “Transfers and Servicing”, and the treatment of specific provisions of ASC 810-10-05.  ASC 810-10-05 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of ASC 810-10-05 have no impact on its financial statements.

In June 2009, the FASB issued ASC 860, “Transfers and Servicing”, which is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  ASC 860 was established to clarify derecognition of assets under FASB ASC 860-10-40, “Transfers and Servicing – Derecognition”.

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)

Recent Adopted Accounting Pronouncements (Continued)

ASC 860 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of ASC 860 have no impact on its financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent Events”, which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  ASC 855 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company has determined that the adoption of ASC 855 have no impact on its financial statements.

In June 2009, the FASB issued FASB ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  Under FASB ASC 105 the “FASB Accounting Standards Codification” (“Codification”) will become the source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company changed the Company’s references to U.S. GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In March 2008, the FASB issued AS 815, “Derivative and Hedging”, which is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company has determined that the adoption of ASC 815 have no impact on its financial statements.

In December 2007, the FASB issued ASC 810, “Consolidation”, which establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation

QMI SEISMIC INC. Notes to the Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2010 (Unaudited)

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)

Recent Adopted Accounting Pronouncements (Continued)

of subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company has determined that the adoption of ASC 810 have no impact on its financial statements.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. This staff accounting bulletin amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the Financial Accounting Standards Board, namely, ASC 805, “Business Combinations”, and ASC 810, “Consolidation”. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

In April 2009, an update was made to the FASB ASC 820, “Fair Value Measurements and Disclosures”, that provides additional guidance for estimating fair value when the volume and level of activity for the assets or liability have significantly decreased.  This update is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its financial statements.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods.  This update is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company has determined that the adoption of this update have no impact on its financial statements.